UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6 to

Schedule 13D

Under the Securities Exchange Act of 1934

Granite Falls Energy, LLC

(Name of Issuer)

Membership Units

(Title of Class of Securities)

None

(CUSIP Number)

Glacial Lakes Energy, LLC

301 20th Avenue S.E.

Watertown, South Dakota  57201

Telephone Number (605) 882-8480

With a copy to:

Michael L. Weaver

Lindquist & Vennum P.L.L.P.

4200 IDS Center

Minneapolis, Minnesota  55402

                  (612) 371-3987

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Glacial Lakes Energy, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,004

	8	Shared Voting Power 0

	9	Sole Dispositive Power 5,004

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,004

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.34%

14	Type of Reporting Person (See Instructions) CO

Reference is hereby made to the statement on Schedule 13D originally filed by Glacial Lakes Energy, LLC (“Glacial Lakes) with the Securities and Exchange Commission on May 25, 2007, with respect to ownership of units of Granite Falls Energy, LLC (the “Company”). This Schedule 13D has been amended by Amendment No. 1 filed with the Securities Exchange Commission on December 8, 2008, Amendment No. 2 filed on February 11, 2009, Amendment No. 3 filed on February 24, 2009, Amendment No. 4 filed on July 9, 2009, and Amendment No. 5 filed on August 24, 2009. The original Schedule 13D and all amendments thereto are collectively referred to as the “Schedule 13D.”

Pursuant to this Amendment No. 6 to Schedule 13D, Item 5 is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer

(a)                                 As of December 19, 2013, Glacial Lakes is the beneficial owner of an aggregate of 5,004 Units of the Company. Based on calculations made in accordance with Rule 13d-3(d), Glacial Lakes may be deemed the beneficial owner of 16.34% of the outstanding Units of the Company. This calculation is based on 30,606 Units outstanding, as reported in the Company’s Form 10-Q for the quarterly period ended July 31, 2013 and filed with the Commission on September 16, 2013.

(b)                                 Glacial Lakes has sole power to vote, direct the vote, dispose or direct the disposition of 5,004 Units of the Company.

(c)                                  Glacial Lakes acquired a total of 479 Units on December 19, 2013 in a private transaction at a price of $1,310 per unit.  The purchase of these Units was subject to approval by the Company’s board of directors, which approved the purchase and transfer of the Units on December 19, 2013. The transfer will be effective on January 1, 2014.

(d)                                 None.

(e)                                  Not applicable.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2013

Name:	/s/ James A. Seurer

James A. Seurer, Chief Executive Officer
Glacial Lakes Energy, LLC